UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number: 001-34784

AutoNavi Holdings Limited

16/F, Section A, Focus Square

No 6. Futong East Avenue, Wangjing

Chaoyang District, Beijing 100102

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoNavi Holdings Limited

By:	/s/ Catherine Qin Zhang
Name:	Catherine Qin Zhang
Title:	Chief Financial Officer

Date: December 16, 2011

Exhibit Index

Exhibit 99.1—Press Release

Exhibit 99.1

AUTONAVI HOLDINGS LIMITED ANNOUNCES SHAREHOLDER RESOLUTIONS

ADOPTED AT 2011 ANNUAL GENERAL MEETING

BEIJING, December 16, 2011 — AutoNavi Holdings Limited (“AutoNavi” or the “Company”) (NASDAQ: AMAP), a leading provider of digital map content and navigation and location-based solutions in China, today announced shareholder resolutions adopted at its annual general meeting of shareholders held in Hong Kong today.

AutoNavi’s shareholders adopted the following resolutions proposed by the Company:

1.	Amendment to Section 3.1(a) of the 2007 Share Incentive Plan, as amended, by replacing it with the following paragraph: “Subject to the provisions of Article 10 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) is 41,987,000 Shares.”

2.	Ratification of the appointment of Deloitte Touche Tohmatsu CPA Ltd. as the Company’s independent auditor for the fiscal year ended December 31, 2011.

3.	Authorization of each of the directors to take any and every action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (NASDAQ: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.1 million kilometers of roadway and over 20 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, public sector and enterprise applications, mobile location-based solutions and Internet location-based solutions. For more information on AutoNavi, please visit http://www.autonavi.com.

For investor and media inquiries please contact:

In China:

Serena Shi

AutoNavi Holdings Limited

Tel: +86-10-8410-7883

E-mail: serena.shi@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

E-mail: amap@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

E-mail: amap@ogilvy.com

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